Exhibit 99

Unilever United States, Inc.
Media Relations Contact:	Investor Relations Contact:
Nancy Goldfarb	Leigh Ferst
212-906-4690	212-906-3430

HOLD FOR 2:00 A.M (EST) RELEASE

UNILEVER RESULTS
THIRD QUARTER 2002 AND INTERIM DIVIDENDS
(Unaudited)

New York, NY – October 30, 2002 – A good performance with accelerating growth of the leading brands, a continued advance in profitability and strong cash flow enables us to exceed our earnings outlook for the full year.

FINANCIAL HIGHLIGHTS

Constant exchange rates (2001 average)

Third Quarter 2002		€ Millions	Nine Months 2002
13,106	-1%	Turnover *	38,748	-1%
2,121	+2%	Operating profit * – beia **	5,944	+10%
1,343	+33%	Pre-tax profit	3,669	+19%
803	+68%	Net profit	1,924	+20%
1,204	+17%	Net profit – beia **	3,208	+26%

		Per NV share (€0.51), Euro
0.81	+70%	Earnings per share (EPS)	1.93	+21%
1.22	+18%	EPS (beia) **	3.24	+27%

		Per PLC share (1.4p), Euro cent
12.16	+70%	EPS	28.93	+21%
18.33	+18%	EPS (beia) **	48.61	+27%

		* Includes our share of Joint Ventures ** before exceptional items and amortisation of goodwill and intangibles

When expressed in current rates of exchange, earnings per share (beia) were up 11% for the quarter and 21% for the year to date, while earnings per share rose by 60% in the quarter and by 16% for the year to date.

KEY FEATURES FOR THE QUARTER

•      Sales growth of the leading brands was 4.5% for the last twelve months with 5.4% in the quarter.

•      Operating margin (beia) moved ahead to 16.2% in the quarter, up by 50 basis points. This brings the margin for the year to date to 15.3%, an increase of 160 basis points.

•      Strong cash flow from operating activities combined with disposal proceeds and lower interest rates reduced interest by 24% to €319 million.

•      EPS (beia) grew by 18% due to improvements in profitability and lower tax.

•      Proposed interim dividend of €0.55 per NV ordinary share and 5.21p per PLC ordinary share.

CHAIRMEN’S COMMENT

“We continue to deliver against our Path to Growth objectives. Our savings programmes are providing the fuel for investment behind our leading brands, the expansion of operating margin and growth in earnings. As we move into the second half of the Path to Growth the focus on our leading brands with sustained rates of innovation will drive accelerating top line growth.

The third quarter saw the expected increase in the rate of underlying sales growth. In Home and Personal Care we have sustained the improvement in leading brand growth at a level in line with that needed to achieve the Path to Growth targets. In particular our Personal Care brands continue to perform well and Homecare margins are developing satisfactorily. In Foods we see the benefits of the Bestfoods integration and the creation of the firm platform on which to leverage innovation and marketplace activity. Savoury and Dressings, together with continued progress in Spreads are spearheading a pick-up in growth. Our global Ice Cream business has responded well to a difficult European summer with a strong innovation programme and a resilient margin performance.

With this strong performance we now see the year’s EPS (beia) growth being in the high teens.”

N W A FitzGerald	A Burgmans
Chairman, Unilever PLC	Chairman, Unilever N.V.

30 October 2002

THIRD QUARTER AND NINE MONTHS FINANCIAL RESULTS (at constant rates of exchange)

Underlying sales grew by 4.5% in the quarter and by 3.2% for the year to date. Including the impact of planned disposals, notably the sale of Gorton's, Unipath, DiverseyLever and Mazola, total sales declined by 1% in the quarter. The year to date sales are further impacted by the sale of brands to secure regulatory approval for our acquisition of Bestfoods. The disposals particularly impact European and North American sales.

Operating margin (beia) was 16.2% in the quarter, an increase of 50 basis points, and was 15.3% for the first nine months of the year, an increase of 160 basis points.

Amortisation of goodwill and intangibles was €348 million in the quarter and €1,034 million for the year to date.

Net exceptional charges for the quarter were €125 million which includes €215 million of restructuring, with the balance being the net of profits and losses on disposals and the release of a provision following the dismissal of a court case. This compares with a net exceptional charge of €304 million in the third quarter of last year. Associated costs were €41 million in the quarter.

Following the disposal of DiverseyLever on 3 May 2002, our share of the operating profit of the new Johnson Diversey associate is €12 million in the quarter.

Net interest payable was €319 million for the quarter, a reduction of €101 million from last year through a combination of lower rates, the benefits of strong cash flow from operations and disposal proceeds.

The underlying tax rate for normal trading operations was 30%. This is after a favourable 2% from a prior year adjustment of €37 million (equivalent to 4 Eurocents of EPS beia). The effective tax rate for the quarter was 35% and reflects the non-deductibility of Bestfoods goodwill amortisation partly offset by the release of provisions on the resolution of a number of outstanding tax matters.

Minority interests in the quarter are €14 million higher than last year, due to lower exceptional charges this year.

Net profit increased by 68% in the quarter and by 20% for the year to date, with positive developments in operating profit beia, exceptional items, lower interest and more favourable tax.

Earnings per share (beia) grew by 18% in the quarter and by 27% for the year to date. Earnings per share increased by 70% in the quarter and by 21% for the year to date.

THIRD QUARTER PERFORMANCE BY REGION (at constant rates of exchange)

The following commentary is based on operating profit before exceptional items and amortisation of goodwill and intangibles.

EUROPE: Continuing good underlying sales growth and enhanced margins.

Underlying sales growth was 3% with a continuing strong contribution from Central and Eastern Europe. Sales were 4% lower than last year through the impact of disposals.

Central and Eastern Europe grew at 7%, with particular strength in Personal Care, Dressings, Tea and Household Care and continued good progress in Russia.

Western European Foods sales, other than Ice Cream, grew by 4%. There has been sustained progress in branded Spreads and Cooking products which grew 5% due to the continuing impact of innovations, especially in Flora/Becel which grew by over 10%. In Savoury and Dressings, growth of 5% was fuelled by market place activity behind Amora, Hellmann’s, Bertolli, Knorr, and Pot Noodle. Slim·Fast also enjoyed good growth as we continued its roll out.

Western European Ice Cream showed great resilience in difficult market conditions. Continued success of Cornetto Soft helped to offset the impact of poorer weather than last year and sales declined by just 1%.

In Home and Personal Care in Western Europe, good growth in Hair and Deodorants included particularly strong performances through innovation and range extension in Dove, Rexona and Axe. Dove shampoo and conditioner are now available in nearly all markets with good repeat purchase. In Laundry volume grew by 4%, which has been only partly offset by pricing in a competitive environment to give an underlying sales growth of 1%, with market share being maintained.

Operating margin increased by 90 basis points to 18.3% with improvements from savings programmes partly reinvested in support for the leading brands which was up by 150 basis points.

NORTH AMERICA: Improving underlying sales growth and a further advance in profitability.

Underlying sales grew 2%, as market place activity builds through the year. Sales declined 7% through the impact of planned disposals. The key disposals impacting the quarter were Unipath, Gorton's, DiverseyLever and Mazola.

In Foods, underlying sales grew 3%. Knorr, Wishbone dressings, Skippy peanut butter, Lawry’s, Slim·Fast and our Ice Cream brands all continued to grow strongly. In addition to market place activities behind these brands, growth was further enhanced by innovations which included Ragú Rich and Meaty sauce, Lipton side dishes with Asian cuisine variants and Lipton Brisk lemonade. Hellmann’s mayonnaise continued to gain share but competitive pricing and promotional activity impacted overall sales. In Spreads and Cooking products we have held our share in a market which has declined as consumers switch to butter which is at historically low prices.

In Home and Personal Care underlying sales grew 1% with good growth in Personal Care partly offset by declines in Home Care. Dove body wash and Degree deodorant continued to grow well and Axe deodorant was successfully launched in the quarter with a promising early response. Innovations behind Calvin Klein further supported growth. In Laundry, profitability has been greatly improved and while sales are lower than last year, we now have a better platform to support a stronger innovation programme and future growth.

Operating margin has progressed by 120 basis points to 16.9%. This is driven by improvements in Laundry profitability but also widespread benefits from savings programmes. The operating margin progression is after a 220 basis points increase in advertising and promotions which built through the quarter.

AFRICA, MIDDLE EAST AND TURKEY: A strong performance with continued good growth.

Underlying sales grew by 8%. Sales grew by 11% including the increase in our stake in the Robertson’s business.

South Africa performed particularly strongly with good sales growth across Savoury, Spreads and Personal Care. The Sunsilk launch is progressing well building on experience from Latin America, including variants for black hair. In Turkey, consumer downtrading and declining markets reflect a difficult economy and whilst market shares in key categories were at least maintained, underlying sales declined by 13%.

Elsewhere in the region, activities behind Sunsilk, Dove, Knorr and Lipton all made a good contribution to growth and strengthened our market position.

Operating margin moved ahead by 100 basis points to 13.0% after an increase of 80 basis points in advertising and promotional support for the leading brands.

ASIA AND PACIFIC: Improving levels of growth after a slower first half of the year.

Underlying sales grew by 5%. Including the impact of disposals, sales grew by 1%.

In Home and Personal Care the growth was broad based in terms of both category and geography. Indonesia, Philippines and Vietnam were particularly strong with innovations in Dove in Hair and Lifebuoy in Skin fuelling growth of well over 10%. In India sales grew 4% with Fair & Lovely, Pond’s and Wheel contributing strongly. In Japan sales were flat against a strong quarter last year which included the launch of Dove shampoo.

In Foods, South East Asia continued to grow strongly as the Bestfoods brands benefit from the Unilever distribution system and through innovation in Knorr, a further strengthening of the Bango soy sauce and Sariwangi tea brands in Indonesia and Lady’s Choice mayonnaise in the Philippines. This strong performance was partly offset by declines in Tea in Central Asia as prices are adjusted to reflect lower commodity prices and a focus on improving profitability as we exit from low value, low growth commoditised teas.

Operating margins increased by 60 basis points to 14.2% with an additional investment in advertising and promotions of 260 basis points, building through the quarter.

LATIN AMERICA: Sales ahead strongly in the quarter despite difficult economic conditions in key countries.

Underlying sales grew by 14%, with a strong contribution from price. Outside Argentina, underlying volume growth was 5% and underlying sales grew by 11%. Including the impact of disposals, sales for the region grew by 8%.

Mexico continues to grow very well. In Personal Care Sedal shampoo has now reached a share of over 10%, and Axe and Dove continue to perform strongly through an active innovation programme. Good growth in Savoury follows the successful launch of Knorr Sazonissimo last year and Knorr Knax noodle cups in this quarter. Ice Cream grew 10% with the launch of a new Magnum variant and increased promotional activity.

In Brazil sales moved ahead strongly fuelled by Rexona and Axe deodorants, new variants of Seda, the launch of Dove shampoo and the continued success of Knorr ‘refoga caseira’, a simmering base. Hellmann’s and the Arisco value brand also grew well while Ice Cream grew by 15%.

In Argentina consumer demand is considerably down and whilst volumes have been affected our overall market shares remain strong. Our experienced local management have continued to manage the business in a way which preserves its long term health and historic strength.

Market shares are firm in Laundry in South Latin America with sales growth driven by pricing.

Operating margins were 170 basis points lower than last year at 12.9% with an increase in advertising and promotions of 190 basis points. We have made good progress in recovering earlier devaluation led cost increases in Brazil, but have seen the expected effect of the devaluation in Argentina and further currency weakness in Brazil impacting margins in this quarter.

INTERIM DIVIDEND

In accordance with our normal practice, the interim dividend has been set at 35% of last year’s total dividend, based on the stronger of the two reporting currencies of our parent companies, Euro and Sterling, over the first nine months, which for this period was the Euro. The interim dividend, to be paid on 2 December 2002, is therefore fixed at €0.55 per €0.51* ordinary share of Unilever N.V. (an increase of 10% from last year). The interim dividend per 1.4p ordinary share of Unilever PLC is set at 5.21p (an increase of 12% from last year). The Unilever N.V. shares will go ex-dividend on 31 October 2002, and the Unilever PLC shares will go ex-dividend on 6 November 2002.

* The euro amounts of share capital shown above are representations in euros on the basis of article 67c Book 2 Dutch Civil Code of underlying amounts of share capital in Dutch guilders.

CASH FLOW / BALANCE SHEET

Cash flow from operations for the first nine months of €5.7 billion was €0.5 billion above the corresponding period last year. This was due to underlying profit growth and lower working capital outflows, partly offset by cash refunds from pension schemes which were received in 2001.

Returns on investment and servicing of finance reflect lower interest costs on debt which has been reduced by cash from operations, disposal proceeds and through lower interest rates.

Capital expenditure and financial investments are marginally higher than the previous year, with reduced capital expenditure offset by lower proceeds from asset disposals and increased purchases of own shares to hedge the extension of share option schemes to more managers.

Net proceeds from disposals includes €1.1 billion cash from the disposal of DiverseyLever and €0.4 billion from the disposal of Mazola.

Net debt has decreased by €4.4 billion since 31 December, mainly comprising currency retranslation and other similar non cash gains of €2.0 billion on dollar denominated liabilities, proceeds from disposals and cash flow from operations.

Goodwill and intangibles have decreased by €3.5 billion including currency retranslation of €(2.7) billion and amortisation for the period of €(1.0) billion, offset by net additions of €0.2 billion.

Capital and reserves have decreased by €0.5 billion. Net profit of €1.9 billion and goodwill writebacks of €0.4 billion following disposals are offset by a currency retranslation of €(1.6) billion, interim dividends of €(0.6) billion and by purchases of own shares of €(0.6) billion to hedge share options granted.

EURO REPORTING

Information in sterling and US dollars is available as a supplement to this Euro report.

UNILEVER BACKGROUND:

Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever (NYSE: UN, UL) sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.

The business comprises:

Foods: Lipton teas, soups and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil and tomato sauces; Good Humor-Breyers and Ben & Jerry's Homemade, Inc. ice cream companies; and Slim-Fast nutritional and health snack products.

Home and Personal Care: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergent; Lever 2000, Caress, Dove, Pond's and Vaseline skin care; the Suave family of skin- and hair-care products; Axe deodorant bodyspray for men; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995). Any forward-looking statements are based on current expectations with respect to important risk factors. It is important to note that the actual results could materially differ from the results anticipated in any forward-looking statements which may be contained in this announcement. Factors which might cause forward-looking statements to differ materially from actual results include, among other things, the overall economic, political, social and business conditions, the demand for our goods and services, competition in the market, fluctuations in interest rates and foreign currencies, the impact and other uncertainties of future acquisitions and disposals and any changes in the tax laws and other legislation and regulation, in the jurisdictions in which we operate.

We do not undertake any obligation to update any forward-looking statements contained in or incorporated in this announcement to reflect actual results, changes in assumptions or in other factors which may affect any forward-looking statements.

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

In the profit and loss account given below, the results in both years have been translated at constant exchange rates, being the annual average exchange rates for 2001. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated.

Third Quarter				€ Millions – constant	Nine months
2002	2001	% Incr./ (Decr.)			2002	2001	% Incr./ (Decr.)
13,106	13,270	(1) %		TURNOVER	38,748	39,137	(1) %
(120)	(189)			Less: Share of turnover of joint ventures	(404)	(507)

12,986	13,081	(1) %	)	GROUP TURNOVER	38,344	38,630	(1) %
1,625	1,406	16%		GROUP OPERATING PROFIT	4,562	4,282	7%
2,094	2,053	2%		Group operating profit beia *	5,873	5,300	11%
(125)	(304)			Exceptional items	(292)	14
(344)	(343)			Amortisation of goodwill and intangibles	(1,019)	(1,032)
23	17			Add: Share of operating profit of joint ventures	64	52
1,648	1,423	16%		OPERATING PROFIT	4,626	4,334	7%
2,121	2,079	2%		Operating profit beia *	5,944	5,379	10%
(125)	(304)			Exceptional items	(284)	14
(348)	(352)			Amortisation of goodwill and intangibles	(1,034)	(1,059)
12	–			Share of operating profit of associates	26	–
2	3			Other income from fixed investments	(12)	7
(319)	(420)			Interest	(971)	(1,259)

1,343	1,006	33%		PROFIT BEFORE TAXATION	3,669	3,082	19%
(472)	(474)			Taxation	(1,511)	(1,302)

871	532	64%		PROFIT AFTER TAXATION	2,158	1,780	21%
(68)	(54)			Minority Interests	(234)	(182)

803	478	68%		NET PROFIT AT CONSTANT 2001 EXCHANGE RATES	1,924	1,598	20%

1,204	1,032	17%		Net profit before exceptional items & amortisation of goodwill and intangibles (Constant rates)	3,208	2,541	26%

780	493	58%		NET PROFIT AT EXCHANGE RATES CURRENT IN EACH PERIOD	1,858	1,608	15%

1,135	1,034	10%		Net profit before exceptional items & amortisation of goodwill and intangibles (Current rates)	3,068	2,547	20%

				COMBINED EARNINGS PER SHARE (Current rates)
0.79	0.49	60%		– per €0.51 ordinary share (Euros)	1.86	1.60	16%
0.77	0.47	60%		– per €0.51 ordinary share – diluted (Euros)	1.81	1.55	16%
11.80	7.36	60%		– per 1.4p ordinary share (Euro cents)	27.91	23.97	16%
11.45	7.16	60%		– per 1.4p ordinary share – diluted (Euro cents)	27.08	23.32	16%

* beia means before exceptional items and amortisation of goodwill and intangibles.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)	Nine Months
€ Millions	2002	2001 Restated
Net profit	1,858	1,608
Currency retranslation and other (2)	(1,642)	(969)

Total recognised gains / (losses) since last annual accounts	216	639

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)	Nine Months
€ Millions	2002	2001 Restated
Shareholders' equity as at 1 January (1)	6,993	7,974
Net profit	1,858	1,608
Dividends	(568)	(520)
Goodwill movements	428	132
Currency retranslation and other (2)	(1,603)	(970)
Change in number of shares or certificates of shares held in connection with share options	(597)	(418)

Shareholders' equity as at end period	6,511	7,806

SUMMARY BALANCE SHEET (unaudited) € Millions	As at 28th September 2002	As at 31st December 2001 Restated	As at 29th September 2001 Restated
Goodwill and intangibles	21,496	25,045	25,240
Other fixed assets	8,714	10,124	10,274
Stocks	4,970	5,343	5,631
Debtors	9,418	9,953	9,774
Cash and current investments	4,476	2,301	3,388
Trade and other creditors	(11,696)	(12,738)	(12,894)

	37,378	40,028	41,413

Borrowings	23,322	25,500	26,256
Provisions for liabilities and charges	6,861	6,871	6,765
Minority interests	684	664	586
Capital and reserves	6,511	6,993	7,806

	37,378	40,028	41,413

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 19 (see note on Page 13).

	As at 31stDecember 2001	As at 31stDecember 2000
(1) Shareholders’ equity as previously reported in 2001 Report & Accounts	7,195	8,169
Accounting policy change	(202)	(195)

Shareholders’ equity as restated	6,993	7,974

(2) Includes gain on sale of interest in subsidiary to related party.

CASH FLOW STATEMENT (unaudited)

€ Millions	Nine Months
	2002	2001
Cash flow from operating activities	5,671	5,217
Dividends from joint ventures and associates	31	45
Returns on investments and servicing of finance	(1,041)	(1,392)
Taxation	(1,427)	(1,288)
Capital expenditure and financial investment	(1,313)	(1,138)
Acquisitions and disposals	1,484	3,219
Dividends paid on ordinary share capital	(1,025)	(927)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	2,380	3,736
Management of liquid resources	(1,178)	398
Financing	(739)	(3,940)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	463	194

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT

NET DEBT AT 1 JANUARY	(23,199)	(26,468)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	463	194
Cash flow from (increase)/decrease in borrowings	744	3,935
Cash flow from increase/(decrease) in liquid resources	1,178	(398)

Change in net debt resulting from cash flows	2,385	3,731
Borrowings within group companies acquired	(77)	–
Borrowings within group companies sold	29	1
Liquid resources within group companies acquired	–	–
Liquid resources within group companies sold	(1)	–
Non cash movements	1,014	(24)
Currency retranslation	1,003	(108)

(INCREASE)/DECREASE IN NET DEBT IN THE PERIOD	4,353	3,600

NET DEBT AT PERIOD END	(18,846)	(22,868)

GEOGRAPHICAL ANALYSIS (CONSTANT)

Third Quarter			€ Millions	Nine Months
2002	2001	% Incr./ (Decr.)		2002	2001	% Incr./ (Decr.)

13,106	13,270	(1)%	TURNOVER	38,748	39,137	(1)%

5,042	5,228	(4)%	Europe	14,863	15,315	(3)%
3,305	3,544	(7)%	North America	9,983	10,485	(5)%
1,000	902	11%	Africa, Middle East and Turkey	2,751	2,560	7%
2,024	1,994	1%	Asia and Pacific	6,055	5,965	2%
1,735	1,602	8%	Latin America	5,096	4,812	6%

2,121	2,079	2%	OPERATING PROFIT – before exceptional items and amortisation of goodwill and intangibles	5,944	5,379	10%

922	911	1%	Europe	2,377	2,312	3%
559	555	1%	North America	1,593	1,390	15%
130	108	20%	Africa, Middle East and Turkey	343	285	20%
286	271	6%	Asia and Pacific	878	765	15%
224	234	(5)%	Latin America	753	627	20%

16.2%	15.7%		OPERATING MARGIN – before exceptional items and amortisation of goodwill and intangibles	15.3%	13.7%

18.3%	17.4%		Europe	16.0%	15.1%
16.9%	15.7%		North America	16.0%	13.3%
13.0%	12.0%		Africa, Middle East and Turkey	12.5%	11.1%
14.2%	13.6%		Asia and Pacific	14.5%	12.8%
12.9%	14.6%		Latin America	14.8%	13.0%

OPERATIONAL ANALYSIS (CONSTANT)

Third Quarter			€ Millions	Nine Months
2002	2001	% Incr./ (Decr.)		2002	2001	% Incr./ (Decr.)

13,106	13,270	(1)%	TURNOVER	38,748	39,137	(1)%

7,345	7,349	–%	Foods	21,536	21,771	(1)%

2,473	2,404	3%	Savoury and Dressings	7,304	7,325	–
1,538	1,608	(4)%	Spreads and Cooking Products	4,711	4,900	(4)%
1,140	1,100	4%	Health & Wellness and Beverages	3,352	3,230	4%
2,194	2,237	(2)%	Ice Cream and Frozen Foods	6,169	6,316	(2)%

2,220	2,638	(16)%	Home Care and Professional Cleaning	7,165	7,857	(9)%
3,396	3,137	8%	Personal Care	9,663	9,060	7%
145	146	–%	Other Operations	384	449	(14)%

2,121	2,079	2%	OPERATING PROFIT – before exceptional items and amortisation of goodwill and intangibles	5,944	5,379	10%

1,219	1,161	5%	Foods	3,180	3,052	4%

389	403	(4)%	Savoury and Dressings	1,084	1,148	(6)%
237	217	10%	Spreads and Cooking Products	718	696	4%
184	136	35%	Health & Wellness and Beverages	465	394	18%
409	405	1%	Ice Cream and Frozen Foods	913	814	12%

256	281	(9)%	Home Care and Professional Cleaning	862	699	23%
656	647	1%	Personal Care	1,882	1,609	17%
(10)	(10)	6%	Other Operations	20	19	5%

16.2%	15.7%		OPERATING MARGIN – before exceptional items and amortisation of goodwill and intangibles	15.3%	13.7%

16.6%	15.8%		Foods	14.8%	14.0%

15.7%	16.7%		Savoury and Dressings	14.8%	15.7%
15.4%	13.5%		Spreads and Cooking Products	15.2%	14.2%
16.2%	12.4%		Health & Wellness and Beverages	13.9%	12.2%
18.6%	18.1%		Ice Cream and Frozen Foods	14.8%	12.9%

11.5%	10.6%		Home Care and Professional Cleaning	12.0%	8.9%
19.3%	20.6%		Personal Care	19.5%	17.8%
(6.6)%	(6.3)%		Other Operations	5.2%	4.3%

NOTES

Exchange Rates

The results for 2002 and the comparative figures for 2001 have been translated at constant average rates of exchange, being the annual average rates for 2001. For our reporting currencies these were €1 = £0.62 = US $0.90. In addition, the results, earnings per share and cash flow statement have been translated at rates current in each period. For our reporting currencies these were:

	Third Quarter	Nine Months
2002	€1 = £0.63 = US $0.96	€1 = £0.63 = US $0.93
2001	€1 = £0.62 = US $0.89	€1 = £0.62 = US $0.89

The balance sheet figures have been translated at period-end rates of exchange. For our reporting currencies these were:

End September 2002	€1 = £0.63 = US $0.98
End December 2001	€1 = £0.61 = US $0.89
End September 2001	€1 = £0.62 = US $0.92

Current Rates of Exchange

For the year to date in current rates of exchange: Turnover is €36,904 million (6% decrease); Operating profit beia is €5,658 million (5% increase); Operating profit is €4,421 million (2% increase); Interest is a charge of €902 million (28% decrease); Pre-tax profit is €3,531 million (14% increase); Net profit is €1,858 million (15% increase); Net profit beia is €3,068 million (20% increase); Earnings per share beia is €3.10 per NV share (21% increase) and €cent 46.47 per PLC share (21% increase); Earnings per share is €1.86 per NV share (16% increase) and €cent 27.91 per PLC share (16% increase).

Acquisitions

In the first nine months of 2002 the effect on turnover and operating profit of acquisitions made in the period was €94 million and €10 million respectively.

Disposals

On 30 August 2002 Unilever announced that it intended to sell Loders Croklaan Group, an international speciality oils and fats business, to IOI Corporation Berhad of Malaysia for €217 million in cash. The sale is subject to shareholder and works council approval, and it is expected that it will be completed by the end of 2002.

Reporting of turnover and operating profit

Turnover means Group turnover plus our share of turnover of joint ventures net of our share of any sales to the joint ventures already included in the Group figures. Operating profit means Group operating profit plus our share of operating profit of joint ventures. These measures do not include our share of the turnover or operating profit of associates.

FRS 19

From 1 January 2002 Unilever has adopted UK Financial Reporting Standard 19 (FRS 19) 'Deferred Tax' which requires full provision to be made for deferred taxes. The impact of adoption of this standard has been reflected in all periods covered by this announcement by means of prior period adjustments to the balance sheets. As Unilever has previously provided for deferred taxes on a full provision basis in accordance with Dutch law, FRS 19 does not have a material impact on the profit and loss account.

The implementation of FRS 19 has resulted in a restatement of €(202) million to the opening Capital and Reserves for 2002 (2001: €(195) million). In the 2002 opening balance sheet goodwill has been reduced by €52 million (2001: nil) while debtors have been reduced by €141 million (2001: €134 million) through a reduction in deferred tax assets, and deferred tax liabilities have been increased by €9 million (2001: €61 million).

INTERIM DIVIDENDS

The Boards today declared interim dividends in respect of 2002 on the ordinary shares at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

N.V.

Per ordinary share	€0.55 (2001: €0.50)

PLC

Per ordinary share	5.21p (2001: 4.65p)

The N.V. interim dividend will be payable as from 2 December 2002, to shareholders registered at close of business on 30 October 2002.

The PLC interim dividend will be paid on 2 December 2002, to shareholders registered at close of business on 8 November 2002.

DIVIDEND ON NEW YORK SHARES OF N.V.

The N.V. interim dividend, when converted at the Euro/Dollar European Central Bank rate of exchange on 29 October 2002, represents US $0.540100 per New York Share of €0.51* (2001: US $0.454850) before deduction of Netherlands withholding tax. The New York shares of N.V. will go ex-dividend on 6 November 2002; US dollar checks for the interim dividend, after deduction of Netherlands withholding tax at the appropriate rate, will be mailed on 29 November 2002, to holders of record of New York shares at the close of business on 8 November 2002. The interim dividend will be payable on 2 December 2002.

* The euro amounts of share capital shown above are representations in euros on the basis of article 67c Book 2 Dutch Civil Code of underlying amounts of share capital in Dutch guilders.

DIVIDEND ON AMERICAN SHARES OF PLC

Each American share of PLC represents four 1.4p Ordinary shares of PLC. The PLC interim dividend will therefore be 20.84p per American Share. When converted at the Bank of England sterling/dollar rate of exchange on 29 October 2002, the interim dividend for holders resident in the US will therefore be US $0.3247 per American Share (2001: US $0.2702).

The American shares of PLC will go ex-dividend on 6 November 2002; US dollar checks for the interim dividend will be mailed on 29 November 2002 to holders of record of American shares at the close of business on 8 November 2002. The interim dividend will be payable on 2 December 2002.

Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of £1 = €5.445, in accordance with the Equalisation Agreement.

The diluted earnings per share are based on the average number of share units, plus all shares under option, together with certain PLC shares which may be issued in 2038 under the arrangements for the variation of the Leverhulme Trust. The number of shares is reduced, in accordance with FRS 14, by the number of shares that could be purchased at fair value with the expected proceeds from the exercise of options by employees.

Earnings per share in Euro	Constant rates		Current rates
(Nine months)	2002	2001	2002	2001
	Thousands of units
Average number of combined share units of €0.51	978,190	983,181	978,190	983,181
Average number of combined share units of 1.4p	6,521,267	6,554,541	6,521,267	6,554,541

COMBINED EPS
Net profit	1,924	1,598	1,858	1,608
Less: Preference dividends	(38)	(37)	(38)	(37)

Net profit attributable to ordinary capital	1,886	1,561	1,820	1,571

Combined EPS per €0.51 (Euros)	1.93	1.59	1.86	1.60
Combined EPS per 1.4p (Euro cents)	28.93	23.82	27.91	23.97

COMBINED EPS – BEIA
Net profit	1,924	1,598	1,858	1,608
Add back exceptional items net of tax	288	(79)	275	(84)
Add back amortisation of goodwill / intangibles net of tax	996	1,022	935	1,023

Net profit beia	3,208	2,541	3,068	2,547
Less: Preference dividends	(38)	(37)	(38)	(37)

Net profit attributable to ordinary capital – beia	3,170	2,504	3,030	2,510

Combined EPS beia per €0.51 (Euros)	3.24	2.55	3.10	2.55
Combined EPS beia per 1.4p (Euro cents)	48.61	38.18	46.47	38.29

COMBINED EPS – Diluted
	Thousands of units
Adjusted average combined share units of €0.51	1,008,251	1,010,632	1,008,251	1,010,632
Adjusted average combined share units of 1.4p	6,721,676	6,737,550	6,721,676	6,737,550

Net profit attributable to ordinary capital	1,886	1,561	1,820	1,571

Combined diluted EPS per €0.51 (Euros)	1.87	1.54	1.81	1.55
Combined diluted EPS per 1.4p (Euro cents)	28.07	23.17	27.08	23.32

Dates

The provisional results for the fourth quarter and for the year 2002 and the proposed final dividends will be published on Thursday 13 February 2003.

30 October 2002

Internet: http://www.unilever.com

E-mail: press-office.london@unilever.com

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

In the profit and loss account given below, the results in both years have been translated at constant exchange rates, being the annual average exchange rates for 2001. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated.

Third Quarter			US $ Millions – constant	Nine Months
2002	2001	% Incr./ (Decr.)		2002	2001	% Incr./ (Decr.)

11,734	11,881	(1)%	TURNOVER	34,691	35,040	(1)%
(108)	(169)		Less: Share of turnover of joint ventures	(362)	(453)

11,626	11,712	(1)%	GROUP TURNOVER	34,329	34,587	(1)%

1,455	1,258	16%	GROUP OPERATING PROFIT	4,084	3,833	7%
1,874	1,838	2%	Group operating profit beia *	5,258	4,746	11%
(112)	(273)		Exceptional items	(262)	12
(307)	(307)		Amortisation of goodwill and intangibles	(912)	(925)

20	16		Add: Share of operating profit of joint ventures	57	47

1,475	1,274	16%	OPERATING PROFIT	4,141	3,880	7%
1,899	1,862	2%	Operating profit beia *	5,322	4,816	10%
(112)	(273)		Exceptional items	(255)	12
(312)	(315)		Amortisation of goodwill and intangibles	(926)	(948)

11	-		Share of operating profit of associates	23	–

2	3		Other income from fixed investments	(11)	7

(286)	(375)		Interest	(869)	(1,127)

1,202	902	33%	PROFIT BEFORE TAXATION	3,284	2,760	19%

(422)	(425)		Taxation	(1,352)	(1,166)

780	477	64%	PROFIT AFTER TAXATION	1,932	1,594	21%

(60)	(48)		Minority Interests	(209)	(163)

720	429	68%	NET PROFIT AT CONSTANT 2001 EXCHANGE RATES	1,723	1,431	20%

1,078	922	17%	Net profit before exceptional items & amortisation of goodwill and intangibles (Constant rates)	2,872	2,271	26%

750	440	70%	NET PROFIT AT EXCHANGE RATES CURRENT IN EACH PERIOD	1,719	1,439	19%

1,102	924	19%	Net profit before exceptional items & amortisation of goodwill and intangibles (Current rates)	2,839	2,279	25%

$	$		COMBINED EARNINGS PER SHARE (Current rates)	$	$
0.76	0.44	72%	- per €0.51 ordinary share	1.72	1.43	20%
0.73	0.42	72%	- per €0.51 ordinary share – diluted	1.67	1.39	20%
0.45	0.26	72%	- per 5.6p ordinary share	1.03	0.86	20%
0.44	0.25	72%	- per 5.6p ordinary share – diluted	1.00	0.83	20%

* beia means before exceptional items and amortisation of goodwill and intangibles.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)	Nine Months
US $ Millions	2002	2001
		Restated
Net profit	1,719	1,439

Currency retranslation and other (2)	(918)	(954)

Total recognised gains / (losses) since last annual accounts	801	485

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)	Nine Months
US $ Millions	2002	2001
		Restated
Shareholders' equity as at 1 January (1)	6,192	7,418
Net profit	1,719	1,439
Dividends	(525)	(466)
Goodwill movements	396	118
Currency retranslation and other (2)	(859)	(977)
Change in number of shares or certificates of shares held in connection with share options	(552)	(374)

Shareholders' equity as at end period	6,371	7,158

SUMMARY BALANCE SHEET (unaudited)	As at 28th September	As at 31st December	As at 29th September
US $ Millions	2002	2001	2001
		Restated	Restated
Goodwill and intangibles	21,033	22,175	23,146
Other fixed assets	8,526	8,964	9,421
Stocks	4,863	4,731	5,164
Debtors	9,215	8,812	8,962
Cash and current investments	4,379	2,037	3,107
Trade and other creditors	(11,443)	(11,278)	(11,824)

	36,573	35,441	37,976

Borrowings	22,821	22,577	24,076
Provisions for liabilities and charges	6,712	6,084	6,204
Minority interests	669	588	538
Capital and reserves	6,371	6,192	7,158

	36,573	35,441	37,976

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 19 (see note on Page 13).

	As at 31st December 2001	As at 31st December 2000
(1) Shareholders’ equity as previously reported in 2001 Report & Accounts	6,371	7,600
Accounting policy change	(179)	(182)

Shareholders’ equity as restated	6,192	7,418

(2) Includes gain on sale of interest in subsidiary to related party.

CASH FLOW STATEMENT (unaudited)

US $ Millions	Nine Months
	2002	2001
Cash flow from operating activities	5,248	4,667
Dividends from joint ventures and associates	29	41
Returns on investments and servicing of finance	(964)	(1,246)
Taxation	(1,320)	(1,153)
Capital expenditure and financial investment	(1,215)	(1,018)
Acquisitions and disposals	1,373	2,880
Dividends paid on ordinary share capital	(949)	(830)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	2,202	3,341
Management of liquid resources	(1,090)	356
Financing	(684)	(3,526)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	428	171

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT

NET DEBT AT 1 JANUARY	(20,540)	(24,623)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	428	171
Cash flow from (increase)/decrease in borrowings	688	3,522
Cash flow from increase/(decrease) in liquid resources	1,090	(356)

Change in net debt resulting from cash flows	2,206	3,337
Borrowings within group companies acquired	(71)	–
Borrowings within group companies sold	27	1
Liquid resources within group companies acquired	–	–
Liquid resources within group companies sold	(1)	–
Non cash movements	939	(21)
Currency retranslation	(1,002)	337

(INCREASE)/DECREASE IN NET DEBT IN THE PERIOD	2,098	3,654

NET DEBT AT PERIOD END	(18,442)	(20,969)

GEOGRAPHICAL ANALYSIS (CONSTANT)

Third Quarter			US $ Millions	Nine Months
		% Incr./				% Incr./
2002	2001	(Decr.)		2002	2001	(Decr.)
11,734	11,881	(1)%	TURNOVER	34,691	35,040	(1)%

4,514	4,680	(4)%	Europe	13,307	13,711	(3)%
2,960	3,173	(7)%	North America	8,938	9,387	(5)%
895	808	11%	Africa, Middle East and Turkey	2,463	2,293	7%
1,812	1,785	1%	Asia and Pacific	5,421	5,340	2%
1,553	1,435	8%	Latin America	4,562	4,309	6%

1,899	1,862	2%	OPERATING PROFIT – before exceptional items and amortisation of goodwill and intangibles	5,322	4,816	10%

827	816	1%	Europe	2,129	2,070	3%
500	497	1%	North America	1,426	1,245	15%
116	97	20%	Africa, Middle East and Turkey	307	255	20%
256	243	6%	Asia and Pacific	786	685	15%
200	209	(5)%	Latin America	674	561	20%

16.2%	15.7%		OPERATING MARGIN – before exceptional items and amortisation of goodwill and intangibles	15.3%	13.7%

18.3%	17.4%		Europe	16.0%	15.1%
16.9%	15.7%		North America	16.0%	13.3%
13.0%	12.0%		Africa, Middle East and Turkey	12.5%	11.1%
14.2%	13.6%		Asia and Pacific	14.5%	12.8%
12.9%	14.6%		Latin America	14.8%	13.0%

OPERATIONAL ANALYSIS (CONSTANT)

Third Quarter					US $ Millions	Nine Months
				% Incr./				% Incr./
2002		2001		(Decr.)		2002	2001	(Decr.)

11,734		11,881		(1)%	TURNOVER	34,691	35,040	(1)%

6,576		6,580		–%	Foods	19,281	19,492	(1)%

2,214		2,153		3%	Savoury and Dressings	6,539	6,558	–%
1,377		1,440		(4)%	Spreads and Cooking Products	4,218	4,388	(4)%
1,021		985		4%	Health & Wellness and Beverages	3,001	2,892	4%
1,964		2,002		(2)%	Ice Cream and Frozen Foods	5,523	5,654	(2)%

1,988		2,362		(16)%	Home Care and Professional Cleaning	6,415	7,035	(9)%
3,040		2,809		8%	Personal Care	8,651	8,112	7%
130		130		–%	Other Operations	344	401	(14)%

1,899		1,862		2%	OPERATING PROFIT – before exceptional items and amortisation of goodwill and intangibles	5,322	4,816	10%

1,091		1,039		5%	Foods	2,847	2,732	4%

348		361		(4)%	Savoury and Dressings	970	1,027	(6)%
212		194		10%	Spreads and Cooking Products	643	623	4%
165		122		35%	Health & Wellness and Beverages	416	353	18%
366		362		1%	Ice Cream and Frozen Foods	818	729	12%

229		252		(9)%	Home Care and Professional Cleaning	772	626	23%
587		579		1%	Personal Care	1,685	1,441	17%
(8)		(8)		6%	Other Operations	18	17	5%

16.2%		15.7%			OPERATING MARGIN – before exceptional items and amortisation of goodwill and intangibles	15.3%	13.7%

16.6%		15.8%			Foods	14.8%	14.0%

15.7%		16.7%			Savoury and Dressings	14.8%	15.7%
15.4%		13.5%			Spreads and Cooking Products	15.2%	14.2%
16.2%		12.4%			Health & Wellness and Beverages	13.9%	12.2%
18.6%		18.1%			Ice Cream and Frozen Foods	14.8%	12.9%

11.5%		10.6%			Home Care and Professional Cleaning	12.0%	8.9%
19.3%		20.6%			Personal Care	19.5%	17.8%
(6.6	) %	(6.3	) %		Other Operations	5.2%	4.3%

Earnings per share in US Dollars	Constant rates		Current rates
	2002	2001	2002	2001

	Thousands of units
Average number of combined share units of €0.51	978,190	983,181	978,190	983,181
Average number of combined share units of 5.6p	1,630,317	1,638,635	1,630,317	1,638,635

COMBINED EPS

Net profit	1,723	1,431	1,719	1,439
Less: Preference dividends	(34)	(33)	(35)	(33)

Net profit attributable to ordinary capital	1,689	1,398	1,684	1,406

Combined EPS per €0.51	$1.73	$1.42	$1.72	$1.43
Combined EPS per 5.6p	$1.04	$0.85	$1.03	$0.86

COMBINED EPS – BEIA

Net profit	1,723	1,431	1,719	1,439
Add back exceptional items net of tax	257	(71)	255	(77)
Add back amortisation of goodwill / intangibles net of tax	892	911	865	917

Net profit beia	2,872	2,271	2,839	2,279
Less: Preference dividends	(34)	(33)	(35)	(33)

Net profit attributable to ordinary capital – beia	2,838	2,238	2,804	2,246

Combined EPS beia per €0.51	$2.90	$2.28	$2.87	$2.28
Combined EPS beia per 5.6p	$1.74	$1.37	$1.72	$1.37

COMBINED EPS – Diluted
	Thousands of units
Adjusted average combined share units of €0.51	1,008,251	1,010,632	1,008,251	1,010,632
Adjusted average combined share units of 5.6p	1,680,419	1,684,387	1,680,419	1,684,387

Net profit attributable to ordinary capital	1,689	1,398	1,684	1,406

Combined diluted EPS per €0.51	$1.68	$1.38	$1.67	$1.39
Combined diluted EPS per 5.6p	$1.01	$0.83	$1.00	$0.83